Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 26, 2015

VIA EDGAR

Michael R. Clampitt, Esq.

Senior Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wins Finance Holdings Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 4, 2015
File No. 333-204074

Dear Mr. Clampitt:

On behalf of Wins Finance Holdings Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 11, 2015, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Erin Purnell.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Sino Mercury Acquisition Corp., page F-2

1.	Please revise to include updated financial statements noting the updating requirements of Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

We have updated the financial statements as required by Rule 8-08 of Regulation S-X and provided an updated consent from the independent accountant as requested.

Securities and Exchange Commission

August 26, 2015

Wins Finance Group Limited, page F-29

2.	We note your response comment 9 and your revised disclosure in Note 17. It appears that net income divided by the weighted average number of common shares outstanding during the period does not equal your disclosed earnings per share for December 31, 2013. Please revise your filing as needed.

We have made the appropriate revisions as requested.

3.	Please correct pagination issues throughout the document (e.g. – page F-31, pages F-45 through F-55, etc.).

We have corrected the pagination throughout the document as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:      Mr. Richard Xu